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                                                                     EXHIBIT (g)






                  SAMPLE SUBSTANDARD POOL REINSURANCE AGREEMENT

                            Effective
                                     ----------------

                                     Between

                 THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
                              Milwaukee, Wisconsin

                                       and

                               REINSURANCE COMPANY
                                   City, State

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         This Agreement of yearly renewable term reinsurance is effective
__________________ by and between The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin ("NML") and Reinsurance Company ("Pool Reinsurer"). As between NML and Pool Reinsurer, this Agreement is referred to as the "Agreement."

         This Agreement is a pooling reinsurance arrangement whereby NML cedes risk to various reinsurers, including the Pool Reinsurer. The distribution of the pooling is set forth in Exhibit B. The term "Pool Reinsurers" refers to all of the reinsurers participating in the pool, including the Pool Reinsurer.

         NML and Pool Reinsurer agree as follows:

         1. Automatic Yearly Renewable Term Reinsurance

                  1.1 NML shall retain no mortality risk on policies in the pool. NML agrees to cede and Pool Reinsurers agree to accept (as set forth in Exhibit B), on the terms and conditions set forth in this Agreement, equal shares of the risk specified in Exhibit A on qualifying policies evaluated within the classification range specified in Exhibit A, as subject to this Agreement.

                  1.2 NML policies qualify for automatic yearly renewable term reinsurance under this Agreement only if:

                           1.2.1 The proposed insured applies for single-life
fixed or single-life variable insurance while this Agreement is in force and submits evidence of insurability appropriate for personal applications at his/her age and amount according to NML's usual underwriting requirements;

                           1.2.2 The proposed insured's insurance age is within
the range specified in Exhibit A;

                           1.2.3 NML has not sought to improve its
classification on the life of the proposed insured through facultative reinsurance at any time in the last five years;

                           1.2.4 The face amount of the application satisfies
the Minimum Risk Amount requirements provided in Exhibit A;

                           1.2.5 The current application will not cause the
aggregate amount of insurance in force in the pool to exceed the Maximum Risk Amount specified in Exhibit A;

                           1.2.6 The proposed insured is not a jumbo risk as
defined in Exhibit A;

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                           1.2.7 Applying NML's usual underwriting rules and
standards, the classification of the proposed insured as of the application signed date satisfies the range specified in Exhibit A; and

                           1.2.8 The proposed insured resides in a locale
acceptable to NML under its regular underwriting standards applicable to residents.

         2. Inforce Substandard Policies on Qualifying Lives

                  2.1 Inforce single-life policies on the life of any insured newly qualifying for reinsurance under this Agreement that meet all of the qualifications of Section 1, are not otherwise reinsured, and would obtain a more favorable retail classification from the change will also be reinsured under this Agreement, effective as of their next monthly anniversary dates. The reinsurance premiums for such policies will be based upon the original policy date and issue age of the insured life.

                  2.2 NML shall have the authority to reinsure previously retained substandard policies under this Agreement upon their reinstatement if the life meets all of the qualifications of Section 1 of this Agreement.

         3. Liability of Pool Reinsurer

                  3.1 The liability of each Pool Reinsurer shall begin and end simultaneously with that of NML except as otherwise expressly stated in this Agreement.

                  3.2 Each Pool Reinsurer shall establish and hold statutory reserves, including required deficiency reserves, at the level established by NML for its share of the risks reinsured. Any Pool Reinsurer not authorized to write reinsurance in all jurisdictions where NML operates will establish and maintain a letter of credit or other security acceptable to NML to allow NML to reflect its full statutory reserve credit in its statutory statements.

                  3.3 The reinsurance provided under this Agreement is indemnity reinsurance. No right or legal relation whatsoever exists between Pool Reinsurer and the insured, owner, or beneficiary of any insurance policy or contract of NML. Further, the participation of each Pool Reinsurer in this Agreement shall be separate and apart from the participation of all other Pool Reinsurers and shall not be joint with other Pool Reinsurers.

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                  3.4 Whenever NML becomes liable for a death benefit under the provisions of a Conditional Life Insurance Agreement, as shown in Exhibit D, Pool Reinsurer will assume liability for its proportionate share of cumulative benefits up to $2 million, provided the insured qualifies for automatic reinsurance under this Agreement.

                  3.5 NML will provide Pool Reinsurer with notice of any change in NML's Conditional Life Insurance Agreement and the practices and procedures respecting the same.

                  3.6 Pool Reinsurer does not reinsure the Accidental Death or Waiver of Premium benefits and does not participate in policy loans, dividends, or surrender values.

         4. Risk Amounts

                  4.1 NML shall retain no mortality risk on policies in the pool. Pool Reinsurers shall share equally in the net amount at risk so long as the policy is in force including by reinstatement and operation of a nonforfeiture option, except as otherwise expressly provided in Section 5,
Section 6, Exhibit G, and as follows:

                           4.1.1 Contractual Increases. Pool Reinsurers shall
assume increases in risk of reinsured policies arising through contractual provisions, including but not limited to, additional premium deposits, scheduled increases in coverage, and corridor risk amounts on variable insurance contracts.

                           4.1.2 Noncontractual Increases. NML shall have the
authority to approve noncontractual increases in coverage to policies reinsured in the pool, subject to all of the provisions of Section 1 of this Agreement.

                           4.1.3 Reductions. If the face amount of a policy
reinsured under this Agreement is reduced, the amount reinsured in the pool shall be reduced proportionately. Neither reduction nor termination of an NML policy other than a policy reinsured under this Agreement will affect the amount of reinsurance on a policy reinsured under this Agreement.

                           4.1.4 Conversions. Policies arising from conversions
of term policies reinsured under this Agreement shall also be reinsured under this Agreement. The reinsurance pricing for such policies will be based upon the original policy date and issue age of the insured life.

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                           4.1.5 Reinstatements. NML shall have sole authority
to reinstate policies reinsured under this Agreement according to its usual reinstatement practices and procedures. When a policy reinsured under this Agreement is reinstated, reinsurance under this Agreement is reinstated concurrently. NML will pay all reinsurance premiums in arrears for that period for which NML receives premiums in arrears under the reinsured policy.

                           4.1.6 Reconsiderations. NML shall have the right to
improve the classification of insureds under this Agreement only with respect to smoking habits. For this purpose, NML shall apply its normal smoker reconsideration rules.

                           4.1.7 Plan Changes. If a policy reinsured under this
Agreement is changed to another single-life plan of insurance, the reinsurance shall continue from the original policy date.

         5. Changes in Retention Limits

                  5.1 In the event NML changes its limits of retention, it will provide prompt written notice of the new retention limits and the effective date of the change.

         6. Recapture

                  6.1 In the event NML increases its limits of retention for business eligible for this Agreement, it may recapture reinsurance under this Agreement as follows:

                           6.1.1 NML may reduce the reinsurance on all policies
reinsured under this Agreement so long as its remaining proportionate retention is no more than its proportionate retention on otherwise similar new issues.

                           6.1.2 If NML elects to recapture reinsurance under
Section 6, it must do so such that its total retention on the policy reinsured under this Agreement equals its new retention as indicated in Exhibit C after the increase in its limits of retention. Further, in the event of any such recapture, Pool Reinsurer shall continue to reinsure automatically the excess over NML's new retention following recapture, each Pool Reinsurer bearing risk in the same proportion to total reinsurance on the policy as it did immediately before recapture.

                           6.1.3 If NML elects to recapture reinsurance under
Section 6, it must exercise its option by giving written notice of its election to all affected Pool Reinsurers within ninety (90) days of the effective date of any increase in its limits of retention. Such recapture will

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become effective only on the later of the following:  the anniversary date of the affected policy immediately following the notice of election, or the tenth anniversary of the policy.

         7. Reinsurance Premiums

                  7.1 Reinsurance premiums for business reinsured under this Agreement shall be at the classification specified in Exhibit A, using the appropriate premium schedule shown in Exhibit E.

                  7.2 Flat extra premiums assessed on policies reinsured under this Agreement shall be coinsured. Pool Reinsurer will pay NML allowances.

                  7.3 With the exception of certain plans as determined by NML, reinsurance premiums for fixed dollar coverages shall be paid on an annual basis for all reinsured policies newly issued or experiencing anniversary processing dates within a calendar month. In the case of new issues, such premiums are due by the fifteenth (15) day of the month following the first month in which the policy is both issued and paid for. In the case of renewals, such premiums are due by the fifteenth (15) day of the month following the anniversary processing date of the policy.

                  7.4 For variable coverages and certain fixed-dollar plans (as determined by NML) reinsured under this Agreement, NML shall calculate and pay reinsurance premiums each month for each reinsured policy based on the net amount at risk as of the last working day of the month. Such premiums are due by the fifteenth (15) day of the following month. To offset Pool Reinsurer's loss of interest because reinsurance premiums are not paid annually in advance, the monthly premium shall be 8.63 percent of the otherwise applicable annual premium.

                  7.5 NML and Pool Reinsurer anticipate that the premium rates specified in Exhibits A and E for individual reinsured policies will remain in effect so long as those policies are reinsured under this Agreement. Pool Reinsurer guarantees to provide the coverage at rates no higher than the yearly renewable term net premium on the valuation mortality basis of the underlying policies. If Pool Reinsurer does increase the reinsurance premium rates, NML has the right to recapture the coverage immediately at no cost or penalty.

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                  7.6 The payment of net reinsurance premiums due is a condition precedent to the continuing liability of the Pool Reinsurer under this Agreement. If any reinsurance premium is not paid when due, the Pool Reinsurer or Pool Reinsurers to which it is owed may terminate the corresponding reinsurance upon sixty (60) days prior written notice to NML. If all overdue premiums are paid within the notice period, the reinsurance will not terminate.

                  7.7 There shall be no experience refunds paid with respect to reinsurance effected under this Agreement.

         8. Currency

                  8.1 All amounts reinsured under this Agreement and all payments by NML and Pool Reinsurer shall be in United States dollars.

         9. Administration and Expenses

                  9.1 NML will self-administer all reinsurance provided under this Agreement by providing: (a) a monthly accounting statement indicating the net amount of reinsurance premium due; (b) a monthly policy exhibit indicating the amounts of reinsurance in force at the beginning and end of the month and the interim changes; (c) periodic electronic records of reinsured policies in force, as well as new issues, terminations, and other changes; and (d) periodic summaries and electronic records of statutory reserves on reinsured policies.

                  9.2 NML will furnish Pool Reinsurer with specimen copies of its application, policy and rider forms, and such tables of rates and values as are reasonably required for proper administration of the business reinsured under this Agreement.

                  9.3 NML shall bear the expense of all medical examinations, inspection fees, commissions, and other charges incurred in connection with the issuance and maintenance of its policies reinsured under this Agreement.

         10. Claims

                  10.1 NML shall give Pool Reinsurer prompt notice of each claim submitted on a policy reinsured under this Agreement. Claim proofs accepted by NML will be deemed accepted by and binding upon Pool Reinsurer. In administering claims on policies reinsured under this Agreement, NML shall employ its customary practices and procedures. Pool Reinsurer will

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abide by all claim payments and settlements of NML. Upon request, NML will give affected Pool Reinsurer copies of proofs and other documents bearing on a claim.

                  10.2 Each Pool Reinsurer shall pay its respective share of each claim (including interest, if any) in one lump sum, regardless of the method of settlement employed by NML under its reinsured policy. Pool Reinsurers' shares shall be due within twenty (20) days of receipt by the Pool Reinsurer of notification by NML that the claim has been settled.

                  10.3 Each Pool Reinsurer shall pay its respective share of such interest as is credited or paid by NML on the principal amount of a claim.

                  10.4 In the event of adjustment by NML in the amount of any claim due to misstatement of age or sex of the insured, reinsurance under this Agreement will be reinstituted as of the original policy date based upon the correct age and sex, and reinsurance premiums shall be adjusted retroactively to reflect the correct age and sex. Pool Reinsurers will then participate in the adjusted claim amount, each in the same share as it held before discovery of the misstatement.

                  10.5 In the event of misstatement of smoking habits, NML shall have sole authority to rescind the policy or to adjust the policy premium accordingly. In the event the policy premium is adjusted, reinsurance premiums shall be retroactively adjusted accordingly; and each Pool Reinsurer shall pay its respective share of the net settlement made by NML. In the event of rescission, NML shall recover from Pool Reinsurer all net reinsurance premiums on the policy rescinded.

                  10.6 NML and Pool Reinsurers shall bear, each Pool Reinsurer according to its share of the risk on the affected policy, related claims expenses incurred in connection with settling claims, including, by way of description only and not limited to, fees and expenses of third parties utilized by NML in connection with claims investigation and litigation (including litigation concerning policy rescission), but not including overhead expenses and compensation of NML's salaried officers and employees allocated to regular claim procedures, and not including expenses resulting from disputes over the entitlement of beneficiaries to proceeds NML admits are payable. NML may request each Pool Reinsurer to pay its share of expenses on a periodic basis before a case is finally resolved.

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                  10.7 NML shall not be required to notify Pool Reinsurer of its intention to contest a claim or assert defenses to a claim under a policy reinsured under this Agreement. Pool Reinsurers shall pay their respective shares of the costs of any such contest or defense, including their shares of any costs of a rescission action, but Pool Reinsurers shall not be liable for any extra-contractual damages, exemplary, compensatory or punitive, awarded under statute or otherwise as a result of NML's actions.

         11. Error and Oversight

                  11.1 If, through unintentional error, oversight, omission, or misunderstanding (collectively referred to as "errors"), Pool Reinsurer or NML fails to comply with the terms of this Agreement and if, upon discovery of the error by either party, the other is promptly notified, each will be restored to the position it would have occupied if the error had not occurred, including the effect of the time value of money, using the 13-week U.S. Treasury Bill rate or such other rate to which the parties may agree.

                  11.2 If it is not possible to restore each party to the position it would have occupied but for the error, the parties will endeavor in good faith to fashion a prompt resolution to the situation created by the error that is fair and reasonable and most closely approximates the intent of the parties as evidenced by this Agreement. However, Pool Reinsurer will not provide reinsurance for policies that do not satisfy the parameters of this Agreement. If either party discovers that NML has failed to cede reinsurance as provided in this Agreement, or failed to comply with its reporting requirements, Pool Reinsurer may require NML to audit its records for similar errors and to take the actions necessary to avoid similar errors in the future.

         12. Offset

                  12.1 Any amount which either NML or any Pool Reinsurer is obligated to pay the other under this Agreement may be paid net of any amount then due and unpaid by the other under this or any other reinsurance agreement between them.

         13. Inspection of Records

                  13.1 At any reasonable time during normal business hours and upon prior reasonable written notice, Pool Reinsurers, or any of them, may inspect, at their own expense, at

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the Home Office of NML, all existing records of applications for policies reinsured under this Agreement and any and all records pertaining to reinsurance under this Agreement.

                  13.2 At any reasonable time during normal business hours and upon prior reasonable written notice, NML may inspect, at its own expense, at the Home Office of any one or more Pool Reinsurers, any and all records pertaining to reinsurance under this Agreement.

         14. Insolvency of NML

                  14.1 In the event of the insolvency of NML, the reinsurance under this Agreement will be payable by Pool Reinsurer directly to NML or its liquidator, receiver or statutory successor, on the basis of the liability of NML under the policy or policies reinsured, without diminution because of the insolvency of NML. It is agreed, however, that the liquidator, receiver or statutory successor of the insolvent NML shall give written notice to each Pool Reinsurer of the pendency of a claim against the insolvent NML on a policy reinsured under this Agreement within a reasonable time after such claim is filed in the insolvency proceedings and that during the pendency of such claim Pool Reinsurers, or any of them, may investigate such claim and interpose, in the proceeding where such claim is to be adjudicated, any defense which they or it may deem available to NML or its liquidator, receiver or statutory successor. The expense thus incurred by Pool Reinsurer or any of them shall be chargeable, subject to court approval, against the insolvent NML as part of the expense of liquidation or receivership to the extent that any benefit accrues to the insolvent NML as a result of the defense undertaken by the Pool Reinsurers or any of them.

         15. Arbitration

                  15.1 It is the intention of NML and each Pool Reinsurer that the customs and practices of the insurance and reinsurance industry shall be given full effect in the operation and interpretation of this Agreement. The parties agree to act in all things with the highest good faith; however, if NML and Pool Reinsurers, or any of them, cannot mutually resolve a dispute which arises out of, or relates to this Agreement, the dispute shall be decided through arbitration in accordance with the Arbitration Rules attached as Exhibit
F. The parties agree that the threshold questions of whether an issue is arbitrable shall be decided by the arbitrators, not a court, and said question shall also be subject to the final and binding arbitration provisions set

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forth in this Agreement. The arbitrators shall base their decision on the terms and conditions of this Agreement, and on applicable law, but may also refer, as necessary to decide the matter, to the course of dealings between the parties and the customs and practices of the insurance and reinsurance industries.

                  15.2 The decision of the arbitrators shall be final and binding on NML and the Pool Reinsurer(s) involved in the arbitration process. There shall be no appeal from the arbitrators' decision, except that any party to the arbitration may petition a court having jurisdiction over the parties and the subject matter to reduce the arbitrators' decision to judgment.

                  15.3 The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.), including amendments and successors to that Act. In the event that any party to a dispute refuses to submit to arbitration as required by Section 15.1, the other party to the dispute may request the United States District Court for the Eastern District of Wisconsin to compel arbitration in accordance with the Federal Arbitration Act. NML and Pool Reinsurer hereby consent to the jurisdiction of such court to enforce Section 15 and to confirm and enforce the performance of any arbitration award obtained hereunder.

                  15.4 Notwithstanding anything in this Agreement to the contrary, however, Pool Reinsurer may not require arbitration of a dispute under this Agreement if NML has been made the subject of delinquency proceedings under Chapter 645 of the Wisconsin Statutes.

         16. Premium Taxes

                  16.1 Each Pool Reinsurer will reimburse NML for state premium taxes NML is required to pay on gross reinsurance premiums paid to the Pool Reinsurer. Premium tax reimbursement will be at NML's average premium tax rate and may be deducted from its periodic reinsurance premium payments or reimbursed on an annual basis. In the latter case, it is NML's responsibility to notify each Pool Reinsurer of the amount of its liability for premium taxes paid by NML and to request reimbursement within six months of the close of the calendar year to which the taxes apply.

         17. Changes in Circumstances of Pool Reinsurer

                  17.1 In view of the importance of financially sound reinsurers to the financial security of NML's policyholders, NML and Pool Reinsurer agree to the information, security,

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transfer of risk, and other provisions set forth in attached Exhibit G, Changes in Circumstances of Pool Reinsurer.

         18. Choice of Law

                  18.1 This Agreement shall be construed in accordance with and shall be governed by the laws of the State of Wisconsin, without giving effect to the choice-of-law principles of such state.

         19. Assignment and Transfer

                  19.1 This Agreement may not be assigned or transferred by NML without the prior written consent of Pool Reinsurer; and this Agreement, any rights or duties under this Agreement, or any reinsurance under this Agreement may not be sold, assigned, or transferred in any manner by any Pool Reinsurer without the prior written consent of NML. Included among the transfers prohibited by this provision are bulk transfers of the reinsurance under this Agreement without NML's prior consent, but this provision shall not be interpreted to prohibit retrocessions made in the ordinary course of business by Pool Reinsurer.

         20. Publication Prohibited

                  20.1 Pool Reinsurers shall not publish (whether orally or in writing) or otherwise use their reinsurance relationships with NML in connection with their direct insurance operations, if any; provided, however, that Pool Reinsurers may disclose their reinsurance relationships with NML, and facts pertinent thereto, to regulatory authorities and in material filed with regulatory authorities as required by law.

         21. Severability

                  21.1 If any provision of this Agreement is found by a court of competent jurisdiction to violate any applicable law, statute, or regulation, such provision shall be deemed void and unenforceable. However, the parties shall abide by the remainder of this Agreement in accordance with its terms.

                  21.2 If the operation of any provision of Exhibit G of this Agreement is determined, by any regulatory authority having jurisdiction, to foreclose NML from taking credit on its annual statement for reinsurance ceded under this Agreement, NML may at its election

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declare such provision to be null and void as to one or more Pool Reinsurers, whereupon it shall be so, the parties to abide by the remainder of this Agreement in accordance with its terms.

         22. Execution, Duration, and Termination of Agreement

                  22.1 This Reinsurance Pool Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

                  22.2 This Agreement shall be of unlimited duration. It may be amended at any time as to all parties upon written agreement of all parties; it may be amended at any time as to NML and any Pool Reinsurer upon written agreement, signed by NML and the Pool Reinsurer. In addition to termination afforded by Exhibit G, this Agreement may be terminated as to any one or more Pool Reinsurers, for purposes of new business only, upon one hundred twenty
(120) days prior written notice to NML, by each terminating Pool Reinsurer; and it may be terminated by NML as to any one or more Pool Reinsurers, upon ninety
(90) days prior written notice to the affected Pool Reinsurer(s). In any case of termination under this Section 22.2, however, the terminating or terminated Pool Reinsurer shall continue to accept reinsurance during the notice period, and shall remain liable on all existing reinsurance effected under this Agreement, in accordance with this Agreement, until such existing reinsurance under this Agreement ceases.

         23. DAC Tax.

                  23.1 NML and Pool Reinsurer each represents and warrants that it is subject to taxation under subchapter L or subpart F of part III of subchapter N of Chapter 1 of the Internal Revenue Code of 1986, as amended (the "Code").

                  23.2 NML and Pool Reinsurer (for purposes of this section each, singularly, a "party" and collectively, the "parties") agree and elect as follows pursuant to Section 1.848-2 (g)(8) of the Income Tax Regulations issued December 29, 1992 under Section 848 of the Code ("Regulations"):

                           23.2.1 The party with a positive net consideration
for the Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to the Agreement without regard to the general deductions limitation of Section 848 (c)(1) of the Code.

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                           23.2.2 For purposes of this section, "consideration"
shall be determined in accordance with Section 1.848-2(f) of the Regulations.

                           23.2.3 The parties agree to exchange information
pertaining to the amount of net consideration under the Agreement to effect this election and to ensure consistency in the computation of net consideration.

                           23.2.4 NML will submit a Schedule to Pool Reinsurer
by April 1 of each year of its calculation of the net consideration under the Agreement for the preceding calendar year. Pool Reinsurer may contest the calculation of net consideration by submitting an alternative to NML in writing within sixty (60) days of receipt of the Schedule. If Pool Reinsurer does not do so, the amounts shown on the Schedule shall be presumed, conclusively, to be correct. If Pool Reinsurer does contest the calculation of net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of submission by Pool Reinsurer, of this alternative calculation. Each party shall then report the amount agreed upon on its respective tax return for the preceding calendar year.

                           23.2.5 This election shall be effective for all
taxable years for which the Agreement remains in effect.

         24. Entire Agreement

                  24.1 This Agreement, including the Exhibits, constitutes the entire agreement between NML and Pool Reinsurer with respect to the business that is the subject of this Agreement, and there are no understandings between the parties with respect to the business reinsured under this Agreement, other than as expressed in this Agreement.

                  24.2 The parties have negotiated this Agreement and agree that it should not be construed against either party as the drafter of this Agreement.

                  This Agreement is executed in duplicate by NML and Pool Reinsurer by their respective officers duly authorized to do so on the date below.

THE NORTHWESTERN MUTUAL             REINSURANCE COMPANY
LIFE INSURANCE COMPANY

By:                                         By:
         ------------------------                    -------------------------

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Title:                                      Title:
         ------------------------                    -------------------------
Attest:                                     Attest:

By:                                         By:
         ------------------------                    -------------------------

Title:                                      Title:
         ------------------------                    -------------------------

Date Signed:                                Date Signed:
            ---------------                             ---------------


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                                    EXHIBIT A

                           QUALIFICATIONS FOR THE POOL

         [This Exhibit sets forth the parameters for the policies reinsured by this pool.]

                                    EXHIBIT B

                            ALLOCATION OF REINSURANCE

         [This Exhibit defines the portion of each risk that is ceded to each reinsurer.]

                                    EXHIBIT C

                      NORTHWESTERN MUTUAL RETENTION LIMITS

         [This Exhibit sets forth NML's retention limits.]

                                    EXHIBIT D

                      CONDITIONAL LIFE INSURANCE AGREEMENT

         [Exhibit D consists of a sample of Northwestern Mutual's current Conditional Life Insurance Agreement.]

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                                    EXHIBIT E

                            REINSURANCE PREMIUM RATES

         [This Exhibit sets forth the reinsurance premium rates.]

                                    EXHIBIT F

                                ARBITRATION RULES

         To initiate arbitration, either NML or a Pool Reinsurer engaged in the dispute shall notify the other in writing of its desire to arbitrate, stating the nature of the dispute and the remedy sought. The party to whom the notice is sent shall respond to the notification in writing within ten (10) business days of its receipt.

         The arbitration hearing shall be before a panel of three arbitrators, each of whom must be a current or former officer of a life insurance or life reinsurance company domiciled in North America. NML, as one party, and the Pool Reinsurer or Pool Reinsurers engaged in dispute, collectively, as the other party, shall each name three (3) candidates to serve as arbitrator. No candidate so named may be a present officer, attorney, or consultant of NML or any Pool Reinsurer, or any of their affiliates, and if any candidate so named is a former officer, attorney, or consultant of NML or any Pool Reinsurer, or any of their affiliates, that fact and the dates of service and titles held in such capacity shall be disclosed and, upon the objection of the other party, such candidate shall be removed from the list of the party naming such candidate and replaced with another candidate within two business days. After formulation of the lists in this fashion, the two parties shall each choose one candidate from the other's list and these two candidates shall serve as the first two arbitrators. If one or more candidates so chosen shall decline to serve as an arbitrator, the party who named such candidate shall add an additional candidate to its list, subject to the limitations stated above, and the other party shall again choose one candidate from the list. This process shall continue until two arbitrators have been chosen and have accepted. The parties shall each present their initial lists of three (3) candidates by written notification to the other within twenty-five (25) business days of the date of the mailing of the notification initiating the arbitration. Any subsequent additions to the list which are required (except for replacements upon objection to a former officer, attorney or consultant which shall be made within two (2) business days as indicated above) shall be presented within ten (10) business days of the date the naming party receives notice that a chosen candidate has declined to serve. If either party refuses or neglects to present its initial list of arbitrators within the twenty-five (25) business days allotted, or to make any subsequent additions to the list within the time allotted, the other party may appoint both arbitrators.

The two arbitrators shall then select the third arbitrator from the four (4) candidates remaining on the lists of the parties within fourteen (14) days of the acceptance of their positions as arbitrators. If the two arbitrators cannot agree on the choice of the third, then this choice shall be referred back to the parties. The parties shall take turns striking the name of one of the remaining candidates from the initial six (6) candidates until only one candidate remains. If the candidate so chosen shall decline to serve as the third arbitrator, the candidate whose name was stricken last shall be nominated as the third arbitrator. This process shall continue until a candidate has been chosen and has accepted. This candidate shall serve as the third arbitrator.

The first turn at striking the name of a candidate shall belong to the party that is initiating the arbitration. Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by a majority of votes.

         It is agreed that each of the three arbitrators should be impartial regarding the dispute and should resolve the dispute on the basis set forth in the Agreement. Therefore, at no time will NML or any Pool Reinsurer contact or otherwise communicate with any person who has been designated as a candidate to serve as an arbitrator concerning the dispute. Likewise, any written or oral arguments provided to the arbitrators concerning the dispute shall be provided simultaneously to the other party or shall take place in the presence of the other party.

         The arbitration hearing shall be held in Milwaukee, Wisconsin, or such other place as is agreed to by the parties, on the date fixed by the arbitrators. In no event shall this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators shall establish pre-arbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) business days prior to the arbitration hearing, each party shall provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence; they shall give the evidence such weight as they deem it entitled to after consideration of any objections raised concerning it. The party initiating the arbitration shall have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing. Within twenty
(20) business days after the end of the arbitration hearing, the arbitrators shall issue a written decision. In their decision the arbitrators shall apportion the costs of arbitration, which shall include, but not be limited to, their own fees and expenses, as they deem appropriate.

                                    EXHIBIT G

                   CHANGES IN CIRCUMSTANCES OF POOL REINSURERS

         [This Exhibit sets forth detailed financial parameters for NML's reinsurers.]